Mail Stop 4561

November 14, 2007

Mr. Steven J. Pokrak
Treasurer and Chief Financial Officer
Park Bancorp, Inc.
5400 South Pulaski Road
Chicago, IL 60632

> **Re:** **Park Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 000-20867**

Dear Mr. Pokrak:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 2 – Securities, page F-15

1.   We note your disclosure on page F-17 unrealized losses have not been recognized into income because the issuers of the securities are of high credit quality, management has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is largely due to increased market interest rates. Please provide us with a comprehensive analysis describing your basis for concluding that your equity investments were not other than temporarily impaired as of December 31, 2006. Please address the following in your analysis for each equity security:

- the nature of the investment, including the issuer and terms;
- the individual security's cost basis and market value as of December 31, 2006 and September 30, 2007;
- the duration of continuous unrealized losses for each security in an unrealized loss position as of December 31, 2006;
- the severity of impairment for each security for each annual period for which the security was in a continuous unrealized loss position;
- how specifically you considered the length of time and extent to which the market value has been less than cost;
- the correlation of the changes in the fair value of the security compared to the specific interest rate index to which you believe the security is closely related to over the period for which the security was in a continuous unrealized loss position;
- your assumptions regarding expected interest rate movements and the impact on the security's market value;
- how the correlation between each security's market value and interest rates has compared to your expectations and estimates;
- your estimate of the time period considered in evaluating your intent and ability to retain the investment to allow for anticipated recovery in market value, including the specific forecasted estimate of when the security's market value should equal or exceed your cost basis; and
- your basis for concluding that a recovery of market value is likely for equity securities, which would not appear to have contractual provisions for a return of your principal investment;
- other evidence you considered; such as industry analyst reports, sector credit ratings, volatility of the security's fair value; and
- at what point you would conclude that the investment was other than temporarily impaired, including duration and severity of the unrealized loss and changes in interest rates.

Please refer to FSP FAS 115-1 and SAB Topic 5.M. In addition, consider the guidance in Section II.H(1) of the November 30, 2006 Current Accounting and

Disclosure Issues in the Division of Corporation Finance available on our web-site at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

2.   In future filings please provide all of the disclosures required by paragraph 17(b) of FSP FAS 115-1. In addition, clearly disclose that you have the intent and ability to hold investments in an unrealized loss position until recovery of fair value or maturity. Please provide us with your proposed future disclosure using your information as of December 31, 2006 as an example.

Note 11 – Regulatory Agreement, page F-25

3.   We note your disclosure of the Supervisory Agreement entered into with the Office of Thrift Supervision. Please describe for us the circumstances leading up to the agreement, including any specific issues noted in examinations. Describe for us and disclose in future filings the specific plans, policies, and procedures you implemented and plan to implement as a result of this agreement in addition to the timing of implementation.

4.   Please provide us with a comprehensive description of the adopted revised policies for the classification of assets, loan underwriting, and allowance for loan and lease losses. Please tell us how you considered the policy revisions in concluding that whether there were changes in internal controls over financial reporting during the periods in which the policies were implemented that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief